UNITED STATES OF AMERICA
               Before the
     SECURITIES AND EXCHANGE COMMISSION
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In the Matter of

NATIONAL FUEL GAS COMPANY                                NINETEENTH
NATIONAL FUEL RESOURCES, INC.                            CERTIFICATE
                                                         PURSUANT TO
File No. 70-7833                                         RULE 24

(Public Utility Holding Company Act of 1935)

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              In accordance  with the terms of the Order dated December 20, 1991 issued to National Fuel Gas Company ("National") authorizing National to acquire the common stock of National Fuel Resources, Inc. ("NFR") (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit "A" is an Income Statement of NFR for the Twelve Months ended September 30, 1996. Also attached as Exhibit "B" is the Balance sheet of NFR as of September 30, 1996. This filing is late due to an oversight caused by an internal change of responsibility. The undersigned companies apologize for any inconvenience this may have caused.
              IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 22nd day of April, 1997.

                                      NATIONAL FUEL RESOURCES, INC.



                                      By: /s/ R. J. Kreppel
                                         --------------------------------------
                                         R. J. Kreppel, President


                                      NATIONAL FUEL GAS COMPANY



                                      By: /s/ G. T. Wehrlin
                                         --------------------------------------
                                         G. T. Wehrlin, Controller